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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        ALLIANCE CAPITAL MANAGEMENT L.P.
                                (Name of Issuer)
                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)
                                Alvin H. Fenichel
                      Senior Vice President and Controller
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 With a copy to:
               Christianne Butte, Head of Central Legal Department
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-56-38


                                  June 20, 2000


             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                           (Exhibits begin on page 37)

                                  SCHEDULE 13D

CUSIP No. N/A                                                                       Page  2  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) [ ]
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Items 4 and 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             HC, CO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                       Page  3  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             FINAXA
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) [ ]
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             HC, CO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                       Page  4  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA Assurances I.A.R.D. Mutuelle
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) |X|
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IC
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                       Page  5  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA Assurances Vie Mutuelle
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) |X|
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IC
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                       Page  6  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA Courtage Assurance Mutuelle
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) |X|
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IC
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                       Page  7  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA Conseil Vie Assurance Mutuelle
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) |X|
                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IC
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                       Page  8  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             Claude Bebear, as AXA Voting Trustee
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Citizen of France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IN
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             SCHEDULE 13D


CUSIP No. N/A                                                                       Page  9  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             Patrice Garnier, as AXA Voting Trustee
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Citizen of France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   -------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IN
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  10  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             Henri de Clermont-Tonnerre, as AXA Voting Trustee
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Citizen of France
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY                        SOLE VOTING POWER
              EACH
            REPORTING              7        See Item 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                            SHARED VOTING POWER

                                   8        See Item 5
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER

                                   9        See Item 5
                                   ------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER

                                   10       See Item 5
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Item 5
             (Not to be construed as an admission of beneficial ownership)
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IN
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  11  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA Financial, Inc.
             13-3623351
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF; BK; WC
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY
              EACH                          SOLE VOTING POWER
            REPORTING              7        128,475,720 - See Items 4 and 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                   8        SHARED VOTING POWER

                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER
                                   9        128,475,720 - See Items 4 and 5
                                   ------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             128,475,720 - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.5% - See Item 5
-----------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             HC, CO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  12  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             AXA Client Solutions, LLC
             52-2197822
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY
              EACH                          SOLE VOTING POWER
            REPORTING              7        95,855,945 - See Items 4 and 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                   8        SHARED VOTING POWER
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER
                                   9        95,855,945 - See Items 4 and 5
                                   ------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             95,855,945 - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.6% - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             HC, OO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  13  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             The Equitable Life Assurance Society of the United States
             13-5570651
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY
              EACH                          SOLE VOTING POWER
            REPORTING              7        95,855,945 - See Items 4 and 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                   8        SHARED VOTING POWER
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER
                                   9        95,855,945 - See Items 4 and 5
                                   ------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             95,855,945 - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.6% - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             IC, CO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  14  of  49  Pages

-----------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             Equitable Holdings, LLC
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
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3            SEC USE ONLY
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4            SOURCE OF FUNDS*

             AF
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY
              EACH                          SOLE VOTING POWER
            REPORTING              7        24,415,727 - See Items 4 and 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                   8        SHARED VOTING POWER
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER
                                   9        24,415,727 - See Items 4 and 5
                                   ------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             24,415,727 - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.9% - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             HC, OO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  15  of  49  Pages

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             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             ACMC, Inc.
             13-2677213
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
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6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY
              EACH                          SOLE VOTING POWER
            REPORTING              7        66,220,822 - See Items 4 and 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                   8        SHARED VOTING POWER
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER
                                   9        66,220,822 - See Items 4 and 5
                                   ------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             66,220,822 - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             32.2% - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             CO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. N/A                                                                      Page  16  of  49  Pages

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             NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1
             ECMC, LLC
-----------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) |_|
                                                                                              (b) |_|
-----------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
-----------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|
-----------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-----------------------------------------------------------------------------------------------------------
            NUMBER OF
              SHARES
          BENEFICIALLY
            OWNED BY
              EACH                          SOLE VOTING POWER
            REPORTING              7        24,415,727 - See Items 4 and 5
           PERSON WITH
                                   ------------------------------------------------------------------------
                                   8        SHARED VOTING POWER
                                   ------------------------------------------------------------------------
                                            SOLE DISPOSITIVE POWER
                                   9        24,415,727 - See Items 4 and 5
                                   ------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             24,415,727 - See Items 4 and 5
-----------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|
-----------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.9% - See Item 5
-----------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             OO
-----------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         ITEM 1.  SECURITY AND ISSUER

         The class of equity Securities to which this Statement on Schedule 13D ("Schedule 13D") relates is the units of limited partnership interest ("Alliance Capital Units") of Alliance Capital Management L.P., a Delaware limited partnership ("Alliance Capital"). The address of the principal executive offices at Alliance Capital is 1345 Avenue of the Americas, New York, New York 10105.

         ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA Conseil Vie Assurance Mutuelle, four mutual insurance companies organized under the laws of France (the "Mutuelles AXA"),
(iv) Claude Bebear (Chairman of the Supervisory Board of AXA), Patrice Garnier (a member of the Supervisory Board of AXA) and Henri de Clermont-Tonnerre (a member of the Supervisory Board of AXA), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to a Voting Trust Agreement dated as of May 12, 1992, as amended January 22, 1997, by and among AXA and the Trustees (the "Voting Trust Agreement"), (v) AXA Financial, Inc., a Delaware corporation ("AXF"), (vi) AXA Client Solutions, LLC, a Delaware limited liability company whose sole member is AXF ("AXCS"), (vii) The Equitable Life Assurance Society of the United States, a New York stock life insurance company ("Equitable"), (viii) Equitable Holdings, LLC ("EHLLC"), a New York limited liability company whose sole member is Equitable, (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (x) ECMC, LLC ("ECMC"), a Delaware limited liability company whose sole member is Equitable Holdings, LLC. AXA, Finaxa, the Mutuelles AXA, the Trustees, AXF, AXCS, Equitable, EHLLC, ACMC and ECMC are hereinafter collectively referred to as the "Reporting Persons."

         AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of March 1, 2000, approximately 20.3% of the issued ordinary shares (representing approximately 31.9% of the voting power) of AXA were directly or indirectly owned by Finaxa. As of March 1, 2000, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA's ordinary shares through Finaxa, directly beneficially owned approximately 3.0% of AXA's ordinary shares (representing approximately 4.8% of the voting power). In addition, as of March 1, 2000, approximately 1.1% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

         Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. As of March 1, 2000, approximately 60.7% of the voting shares (representing approximately 70.7% of the voting power) of Finaxa were owned by the Mutuelles AXA (one of which, AXA Assurances I.A.R.D. Mutuelle, owned approximately 34.8% of the voting shares, representing approximately 40.4% of the voting power), and approximately 22.3% of the voting shares (representing approximately 13.3% of the voting power) of Finaxa were owned by Paribas (now BNP Paribas), a French bank.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA Conseil Vie Assurance Mutuelle. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Conseil Vie Assurance Mutuelle is 370, rue Saint Honore, 75001 Paris, France; and (ii) for AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to the Trustees is set forth on Exhibit 1 hereto since each of the Trustees is a member of the Supervisory Board of AXA.

         AXF and Subsidiaries. AXF is a holding company. As of March 1, 2000, approximately 60.3% of the outstanding shares of common stock of AXF were beneficially owned by AXA. AXF and its subsidiaries (including Equitable, an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of insurance, investment management and investment banking customers. AXCS, whose sole member is AXF, wholly owns Equitable, which in turn wholly owns ACMC. EHLLC, whose sole member is Equitable, is the sole member of ECMC and wholly owns Alliance Capital Management Corporation, the general partner of both Alliance Capital and Alliance Capital Management Holding L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("Alliance"). Alliance owns 72,456,232 Alliance Capital Units.

         ECMC, ACMC, EHLLC, AXCS and AXF are holding companies. The address of the principal business and principal office of AXF, AXCS, Equitable, EHLLC, ACMC and ECMC is 1290 Avenue of the Americas, New York, New York 10104.

         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 9 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 9 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4.

         ITEM 4.  PURPOSE OF TRANSACTION

         Alliance was organized as a master limited partnership in 1987 to succeed to the business of ACMC, a Delaware corporation, which began providing investment management services in 1971. On April 21, 1988, the business and substantially all of the operating assets of ACMC were conveyed to Alliance in exchange for a 1% general partnership interest in Alliance and approximately 55% of the then outstanding units representing assignments of beneficial ownership of limited partnership interests in Alliance ("Units"). In December 1991, ACMC transferred its 1% general partnership interest in Alliance to Alliance Capital Management Corporation.

         Equitable and its subsidiaries have acquired for cash beneficial ownership of additional Units subsequent to the formation of Alliance in order to finance sales of shares of mutual funds for which Alliance is the investment adviser. Additional Units were also acquired by Equitable and its subsidiaries in order to provide Alliance with additional capital to take advantage of growth opportunities and strategic global alliances, including Units acquired by Equitable as consideration for property transferred to Alliance by Equitable and Units acquired for cash in order to provide capital to Alliance for the acquisition of Shields Asset Management, Incorporated and its wholly-owned subsidiary, Regent Investor Services, Incorporated.

         Under current tax law, Alliance, as a partnership, generally is not subject to Federal income tax. However, the tax law in effect prior to August 5, 1997, also provided that, as a consequence of the public trading of Units, Alliance would have been treated as a corporation for Federal income tax purposes beginning on January 1, 1998. On June 24, 1997, Alliance announced plans for a transaction (the "Transaction") involving a merger in which a newly formed Delaware corporation ("New Co") would have become the general partner of Alliance and Alliance would have merged with a wholly-owned subsidiary of New Co, with Alliance as the surviving entity. In such merger, holders of Units would have exchanged their existing Units for an equal number of shares of Class A Common Stock of New Co, unless such holders elected to continue as limited partners in Alliance, which would have ceased to be a publicly traded limited partnership, or elected to participate in a cash alternative. Following the Transaction, the Units would have become subject to severe restrictions on transferability. Alliance also stated that it would not proceed with plans for the Transaction if, during 1997, it determined that changes in federal tax law would make it preferable for Alliance to retain its then current ownership form.

         On August 5, 1997, The Taxpayer Relief Act of 1997 was signed into law. It included the option for certain publicly traded partnerships to maintain partnership tax status and pay a 3.5% tax on partnership gross business income (the "3.5% tax"). On August 6, 1997, Alliance announced its intention to utilize this option and remain a publicly traded limited partnership and that it would not implement the previously announced Transaction.

         On April 8, 1999, Alliance issued a press release announcing plans for a reorganization (the "Reorganization"), which was approved at a special meeting of Alliance unitholders held on September 22, 1999 and consummated on October 29, 1999. The Reorganization provided for Alliance to reorganize by transferring its business to Alliance Capital, a newly formed private Delaware limited partnership, in exchange for Alliance Capital Units and a 1% general partnership interest in Alliance Capital. Alliance Capital, as a private partnership, is not subject to the 3.5% tax. Alliance Capital Units are subject to restrictions on transfer that make them substantially illiquid to ensure that Alliance Capital is not classified as a publicly traded partnership for federal tax purposes. Following the Reorganization, Alliance's principal asset is Alliance Capital Units and Alliance functions solely as a holding company through which public unitholders continue to own an indirect interest in Alliance's business. The business previously conducted by Alliance is conducted by Alliance Capital, and all employees of Alliance have become employees of Alliance Capital with the same responsibilities. Alliance's general partner also serves as the general partner of Alliance Capital. Immediately after the Reorganization, Alliance changed its name to "Alliance Capital Management Holding L.P.", and the new partnership, Alliance Capital, assumed the name "Alliance Capital Management L.P."

         On September 30, 1999, Alliance commenced an exchange offer pursuant to which it offered to all of its unitholders the opportunity to exchange their Units for Alliance Capital Units, on a one-for-one basis. All Alliance unitholders had the right to retain their existing publicly-traded Units in Alliance. On October 29, 1999, Alliance announced that it had completed its exchange offer and consummated the Reorganization. A copy of the press release is included as Exhibit 13 hereto. According to Alliance, as of the expiration of the public exchange offer at 12:00 a.m. on October 29, 1999, 4,713,279 Units had been tendered and accepted for exchange by Alliance. Immediately following the completion of the public exchange offer, at the close of business on October 29, 1999, Equitable and its subsidiaries exchanged an aggregate of 95,069,125 Units for an aggregate of 95,069,125 Alliance Capital Units in private transactions on the same terms as the public exchange offer. In addition, Alliance Capital Management Corporation exchanged all of its units of general partnership interest in Alliance for the 1% general partnership interest in Alliance Capital held by Alliance. Equitable also contributed 100,000 Units to Alliance Capital Management Corporation, which exchanged such Units for 100,000 units of general partnership interest in Alliance.

         In addition to the exchanges effected in connection with the Reorganization, the Reporting Persons in the future may acquire or dispose of additional Units and may acquire or dispose of additional units of Alliance Capital. The Alliance Capital Units are highly illiquid and the ability of a holder of Alliance Capital Units to exchange them in the future for Units if it so desires is substantially limited. In general, transfers of Alliance Capital Units will be allowed only with the written consent of both Equitable and the general partner of Alliance Capital . Equitable and the general partner of Alliance Capital currently intend to refuse to consent to any transfer that is not described in the safe harbors set forth in the United States Treasury regulations. One safe harbor would permit exchanges of Alliance Capital Units for Units only if (i) in any year, the volume of these exchanges represents no more than 10% of the outstanding Alliance Capital Units (with Alliance Capital Units held by Equitable and its affiliates, other than Alliance, not being counted as outstanding) and (ii) an exchange occurs at least 60 days after the Alliance Capital Unitholder delivers an irrevocable written notice to Alliance Capital. Only the written consent of Equitable, and not the written consent of the general partner, is required for a "block transfer" of Alliance Capital Units by a corporation or other business entity, provided that Alliance Capital receives an opinion of counsel that Alliance Capital will not be treated as a publicly-traded partnership for federal income tax purposes as a result of the transfer. In general, a "block transfer" is the transfer within a 30 day period by a single holder, or group of related holders, of Alliance Capital Units representing more than 2% of the outstanding Alliance Capital Units (with Alliance Capital Units held by Equitable and its affiliates, other than Alliance, not being counted as outstanding). Alliance may only be able to deliver freely tradeable Units if at the time of the exchange Alliance has an effective registration statement available. Alliance is not obligated to undertake any exchange if the general partner of Alliance determines, in its sole discretion, that in connection with such exchange Alliance would be required to disclose material non-public information which it believes would be inadvisable to disclose.

         On June 20, 2000, Alliance Capital issued a press release announcing that it had entered into a definitive agreement with Sanford C. Bernstein Inc. ("SCB"), pursuant to which Alliance Capital agreed, among other things, to acquire substantially all of the assets and assume substantially all of the liabilities of SCB and its subsidiaries for consideration of approximately $1.5 billion in cash and 40.8 million Alliance Capital Units, subject to reduction if the client revenues of SCB fall below certain levels (the "Acquisition"). The closing of the Acquisition is subject to the receipt of various regulatory approvals, the maintenance of a minimum SCB client base, the affirmative vote of the SCB shareholders and the holders of Units and other conditions. A copy of the press release is included as Exhibit 24 hereto. In connection with the Acquisition, AXF entered into a financing agreement, dated as of June 20, 2000, with Alliance Capital (the "Financing Agreement"), pursuant to which AXF agreed to finance the cash portion of the Acquisition through the purchase of 32,619,775 Alliance Capital Units for an aggregate purchase price of $1.6 billion (the "June 2000 Purchase"). AXF completed the June 2000 Purchase on June 21, 2000. AXF funded $150 million of its obligation under the Financing Agreement from internally generated funds and borrowed the remaining $1.45 billion from Bank of America, N.A., pursuant to a promissory note, dated as of June 21, 2000, due on September 22, 2000 (the "Promissory Note"). In addition, AXF entered into a purchase agreement with SCB and Alliance Capital, dated as of June 20, 2000 (the "Purchase Agreement"), pursuant to which it granted SCB the right, beginning on the second anniversary of the closing of the Acquisition, to cause AXF to purchase the Alliance Capital Units received by SCB as part of consideration for the Acquisition (in the aggregate, such Alliance Capital Units are referred to herein as the "Equity Consideration"). This right is exercisable no more than once annually during each of the eight years following the second anniversary of the closing of the Acquisition, in an amount not to exceed 20% of the Equity Consideration per year and subject to deferral under certain circumstances. Under the Purchase Agreement, SCB agreed not to transfer 38 million of the Alliance Capital Units received by it as part of the Equity Consideration (the "Restricted Units") until after the second anniversary of the closing of the Acquisition. SCB also agreed that from the second anniversary of the closing of the Acquisition until the tenth anniversary of the closing of the Acquisition, transfers of the Restricted Units will be subject to an aggregate cumulative annual limit of 20 % of the Equity Consideration (but no more than 40% in any one year). AXF has a right of first refusal on transfers of Restricted Units to third parties (but not on exchanges of Restricted Units for Units or subsequent transfers of those Units). Pursuant to a letter agreement, dated as of June 20, 2000, between AXF and SCB (the "Letter Agreement"), AXF agreed to elect or cause the election of Mr. Lewis A. Sanders, currently the Chairman and Chief Executive Officer of SCB, and Mr. Roger Hertog, currently the President of SCB or designated substitutes, to the Board of Directors of ACMC for a minimum of three years following the closing of the Acquisition.

         Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) & (b) At the close of business on June 21, 2000: AXF did not beneficially own directly any Units and beneficially owned 32,619,775 Alliance Capital Units representing 15.87% of the Alliance Capital Units outstanding; Equitable did not beneficially own directly any Units and beneficially owned 5,219,396 Alliance Capital Units representing 2.54% of the Alliance Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing 1.00% of the Units outstanding and 66,220,822 Alliance Capital Units representing 32.22% of the Alliance Capital Units outstanding; and ECMC beneficially owned directly 722,178 Units representing 1.00% of the Units outstanding and 24,415,727 Alliance Capital Units representing 11.88% of the Alliance Capital's outstanding. Equitable, ACMC and ECMC have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and Alliance Capital Units. In addition, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), 69.3% of the shares of common stock of which are directly and indirectly owned by AXF, may be deemed, directly or indirectly, to be the beneficial owner of approximately 38,830 Units, acquired solely for investment purposes on behalf of client discretionary accounts. By reason of its ownership interest in ECMC and DLJ, EHLLC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, 761,008 Units, including the 722,178 Units owned by ECMC and the approximately 38,830 Units held in DLJ client discretionary accounts, representing 1.05% of the Units outstanding, and the 24,415,727 Alliance Capital Units owned by ECMC representing 11.88% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC and DLJ, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, the 722,178 Units owned by ECMC and the approximately 38,830 Units acquired on behalf of client discretionary accounts by DLJ, representing 2.04% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 24,415,727 Alliance Capital Units owned by ECMC which, together with the 5,219,396 Alliance Capital Units owned directly by Equitable, represent 46.63% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, DLJ and Equitable, AXCS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, the 722,178 Units owned by ECMC, and the approximately 38,830 Units acquired on behalf of client discretionary accounts by DLJ, representing 2.04% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC and the 24,415,727 Alliance Capital Units owned by ECMC, which, together with the 5,219,396 Alliance Capital Units owned directly by Equitable, represent 46.63% of the Alliance Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, DLJ,

Equitable and AXCS, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, the 722,178 Units owned by ECMC and the approximately 38,830 Units acquired on behalf of client discretionary accounts by DLJ, representing 2.04% of the Units outstanding, and the 66,220,822 Alliance Capital Units owned by ACMC, the 24,415,727 Alliance Capital Units owned by ECMC and the 5,219,396 Alliance Capital Units owned directly by Equitable, which, together with the 32,619,775 Alliance Capital Units owned directly by AXF, represent 62.50% of the Alliance Capital Units outstanding. (This excludes Units acquired by Alliance Capital solely for investment purposes on behalf of client discretionary accounts.)

         AXA, by virtue of its ownership of 60.3% of the outstanding shares of common stock of AXF, may be deemed to beneficially own all of the Units and Alliance Capital Units owned indirectly by AXF. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units and Alliance Capital Units. In addition, the Mutuelles AXA, as a group, and Finaxa may be deemed to be beneficial owners of such Units and Alliance Capital Units. Each of AXA, Finaxa, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or Alliance Capital Units.

         AXA, by reason of its relationship with AXF, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and Alliance Capital Units beneficially owned by AXF. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA, the Mutuelles AXA, as a group, and Finaxa may be deemed, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and Alliance Capital Units beneficially owned by AXF.

         To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 9 hereto beneficially own the following number of outstanding Units and Alliance Capital Units and options or other rights to acquire Units presently or within 60 days:

Richard H. Jenrette          16,000 Units
John T. Hartley              1,460 Units (all of which are owned by his spouse,
                             Martha Hartley)
Peter D. Noris               2,000 Units
George J. Sella, Jr.         9,000 Units (of which 4,000 are owned by the Sella
                             Foundation Trust)

John S. Chalsty              18,000 Units
Dave H. Williams             1,009,876 Units (of which 160,000 are owned by his
                             spouse, Reba Williams); 759,036 Alliance Capital
                             Units
Henri de Castries            2,000 Units
Denis Duverne                2,000 Units
Stanley B. Tulin             4,000 Units
Michael Hegarty              no Units; 18,000 Alliance Capital Units

         Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or Alliance Capital Units or options or other rights to acquire Units or Alliance Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 9 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

         (c) Other than as described in the next sentence, during the 60 days preceding the filing of this Amendment, no transactions in Units of the issuer were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 9 hereto. On June 13, 2000, the Sella Foundation Trust (in which Mr. Sella shares voting power with his spouse) sold 1,000 Units at a price of $48.06 per Unit sold in an open market transaction. On June 20, 2000, AXF entered into the Financing Agreement, and as described in Item 4 of this Schedule 13D, on June 21, 2000, AXF purchased 32,619,775 Alliance Capital Units pursuant to the Financing Agreement.

         (d) Not applicable.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Equitable, Alliance, Alliance Capital and Alliance Capital Management Corporation, in its capacities as the general partner of Alliance and Alliance Capital, entered into an Agreement and Plan of Reorganization, dated as of August 20, 1999, which superceded the Exchange Agreement, dated as of April 8, 1999 among Equitable, Alliance and Alliance Capital. Under the Agreement and Plan of Reorganization, the parties agreed to take certain actions to effect the Reorganization described in the response to Item 4 above. Pursuant to the Agreement and Plan of Reorganization, (i) Equitable, on the terms and conditions stated therein, exchanged, and caused its affiliates who held Alliance Units to exchange, substantially all of such Units for Alliance Capital Units immediately following, and subject to the same terms and conditions as, the public exchange offer, (ii) the general partnership interest in Alliance held by the general partner of Alliance was converted into a number of general partnership units determined by dividing the total number of Units outstanding immediately prior to the conversion by 99, (iii) Equitable and/or its affiliates contributed to the general partner 100,000 Units, and (iv) the general partner of Alliance exchanged 100,000 Units for an equal number of units of general partnership interest in Alliance. A copy of a form of the Exchange Agreement is included as
Exhibit 14 hereto and a copy of the Agreement and Plan of Reorganization is included as Exhibit 15 hereto.

         In connection with the Acquisition, AXF entered into the following agreements described in more detail in Item 4 above: (1) the Financing Agreement, (2) the Promissory Note, (3) the Purchase Agreement, and (4) the Letter Agreement. A copy of the Financing Agreement is included as Exhibit 16, a copy of the Promissory Note is included as Exhibit 17, a copy of the Purchase Agreement is included as Exhibit 18, and a copy of the Letter Agreement is included as Exhibit 19.

         ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Information with respect to Members of the Management Board, Supervisory Board and Executive Officers of AXA (incorporated by reference to Exhibit 1 filed with Amendment No. 8 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 23, 2000 by the Reporting Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of Alliance ("Amendment No. 8 to the Alliance Schedule 13D")

Exhibit 2 Information with respect to Executive Officers of Finaxa and Members of Finaxa's Conseil d'Administration (incorporated by reference to Exhibit 2 filed with Amendment No. 8 to the Alliance Schedule 13D)

Exhibit 3 Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA Assurances

EXHIBIT NUMBER           MATERIAL TO BE FILED AS EXHIBITS

                         I.A.R.D. Mutuelle's Conseil d'Administration
                         (incorporated by reference to Exhibit 3 filed with Amendment No. 8 to the Alliance Schedule 13D)

Exhibit 4 Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 4 filed with Amendment No. 8 to the Alliance Schedule 13D)

Exhibit 5 Information with respect to Executive Officers of AXA Courtage Assurance Mutuelle and Members of AXA Courtage Assurance Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 5 filed with Amendment No. 8 to the Alliance Schedule 13D)

Exhibit 6 Information with respect to Executive Officers of AXA Conseil Vie Assurance Mutuelle and Members of AXA Conseil Vie Assurance Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 6 filed with Amendment No. 8 to the Alliance Schedule
                         13D)

Exhibit 7 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Client Solutions, LLC) (incorporated by reference to Exhibit 8 filed with Amendment No. 8 to the Alliance Schedule 13D)

Exhibit 8 Information with respect to the Executive Officers and Directors of The Equitable Life Assurance Society of the United States (which is the sole member of Equitable Holdings, LLC) (incorporated by reference to
                         Exhibit 9 filed with Amendment No. 8 to the Alliance
                         Schedule 13D)

Exhibit 9 Information with respect to the Executive Officers and Directors of ACMC, Inc. (incorporated by reference to Exhibit 12 filed with Amendment No. 8 to the Alliance
                         Schedule 13D)

Exhibit 10 Filing Agreement with respect to this Schedule 13D among the Reporting Persons

Exhibit 11               Powers of Attorney with respect to this Schedule 13D

EXHIBIT NUMBER           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 12 Amended and Restated Transfer Agreement dated as of February 23, 1993, as amended and restated on May 28, 1993 (incorporated by reference to Exhibit 19 filed with Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 29, 1993 by the Reporting Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of Alliance)

Exhibit 13 Press Release, dated October 29, 1999, of Alliance Capital Management L.P. (incorporated by reference to
                         Exhibit 17 filed with Amendment 7 to the Statement on
                         Schedule 13D filed with the Securities and Exchange Commission on October 29, 1999 by the Reporting Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of Alliance)

Exhibit 14 Form of Exchange Agreement, dated as of April 8, 1999, among The Equitable Life Assurance Society of the United States, Alliance (formerly known as Alliance Capital Management L.P.) and Alliance Capital (formerly known as Alliance Capital Management L.P. II) (incorporated by reference to Exhibit 18 filed with Amendment No. 6 to the Statement on Schedule 13 D filed with the Securities and Exchange Commission on April 9, 1999 by the Reporting Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of Alliance)

Exhibit 15 Agreement and Plan of Reorganization, dated as of August 20, 1999, among The Equitable Life Assurance Society of the United States, Alliance Capital Management L.P., Alliance Capital Management L.P. II and Alliance Capital Management Corporation (incorporated by reference to Exhibit 1 to Alliance's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 1999)

Exhibit 16 Financing Agreement, dated as of June 20, 2000, between AXF and Alliance Capital (incorporated by reference to Exhibit 20 filed with Amendment No. 8 to the Alliance on Schedule 13D)

Exhibit 17 Promissory Note, dated June 21, 2000, issued by AXF to Bank of America, N.A. (incorporated by reference to Exhibit 21 filed with

EXHIBIT NUMBER           MATERIAL TO BE FILED AS EXHIBITS

                         Amendment No. 8 to the Alliance on Schedule 13D)

Exhibit 18 Purchase Agreement, dated as of June 20, 2000, between AXF, Alliance Capital and SCB (incorporated by reference to Exhibit 22 filed with Amendment No. 8 to the Alliance on Schedule 13D)

Exhibit 19 Letter Agreement, dated June 20, 2000, between AXF and SCB (incorporated by reference to Exhibit 23 filed with Amendment No. 8 to the Alliance on Schedule 13D)

Exhibit 20 Press Release, dated June 20, 2000, of Alliance (incorporated by reference to Exhibit 99.1 filed with the Statement on Form 8-K filed with the Securities and Exchange Commission on June 21, 2000 by Alliance Capital with respect to Alliance Capital Units)

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date: June 30, 2000

                                        AXA

                                        FINAXA

                                        AXA ASSURANCES I.A.R.D. MUTUELLE

                                        AXA ASSURANCES VIE MUTUELLE

                                        AXA COURTAGE ASSURANCE MUTUELLE

                                        AXA CONSEIL VIE ASSURANCE MUTUELLE

                                        CLAUDE BEBEAR, PATRICE GARNIER
                                           AND HENRI DE CLERMONT-TONNERRE,
                                           AS AXA VOTING TRUSTEES UNDER
                                           THE VOTING TRUST AGREEMENT

                                        By:  /s/ Alvin H. Fenichel
                                             ----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Attorney-in-Fact

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date: June 30, 2000

                                        AXA FINANCIAL, INC.

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Senior Vice President
                                                      and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date: June 30, 2000

                                        AXA CLIENT SOLUTIONS, LLC

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Senior Vice President
                                                      and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date: June 30, 2000

                                        THE EQUITABLE LIFE ASSURANCE SOCIETY
                                             OF THE UNITED STATES

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Senior Vice President
                                                      and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date: June 30, 2000

                                        EQUITABLE HOLDINGS, LLC

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Authorized Signatory

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date: June 30, 2000

                                        ACMC, INC.

                                        By:  /s/ Kevin R. Byrne
                                             -----------------------------------
                                             Name:    Kevin R. Byrne
                                             Title:   Senior Vice President and
                                                      Chief Financial Officer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date: June 30, 2000

                                        ECMC, LLC

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Authorized Signatory

                                                                      Exhibit 10


                  FILING AGREEMENT WITH RESPECT TO SCHEDULE 13D
                  ---------------------------------------------



         The undersigned hereby agree that any statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to the Units of Limited Partnership Interest in Alliance Capital Management L.P., a Delaware limited partnership, may be filed by AXA Financial, Inc. on behalf of each of the undersigned.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the 30th day of June, 2000.

                                        AXA FINANCIAL, INC.

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Senior Vice President
                                                      and Controller


                                        AXA

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Attorney-in-Fact

                                        FINAXA

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Attorney-in-Fact


                                        AXA ASSURANCES I.A.R.D. MUTUELLE

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Attorney-in-Fact


                                        AXA ASSURANCES VIE MUTUELLE

                                        By:   /s/ Alvin H. Fenichel
                                              ----------------------------------
                                              Name:    Alvin H. Fenichel
                                              Title:   Attorney-in-Fact


                                        AXA COURTAGE ASSURANCE MUTUELLE

                                        By:   /s/ Alvin H. Fenichel
                                              ----------------------------------
                                              Name:    Alvin H. Fenichel
                                              Title:   Attorney-in-Fact

                                        AXA CONSEIL VIE ASSURANCE MUTUELLE

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Attorney-in-Fact


                                        CLAUDE BEBEAR, PATRICE GARNIER
                                           AND HENRI DE CLERMONT-TONNERRE,
                                           AS AXA VOTING TRUSTEES UNDER
                                           THE VOTING TRUST AGREEMENT,
                                           DATED AS OF MAY 12, 1992, WITH AXA

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Attorney-in-Fact


                                        AXA CLIENT SOLUTIONS, LLC

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Senior Vice President
                                                      and Controller


                                        THE EQUITABLE LIFE ASSURANCE SOCIETY
                                             OF THE UNITED STATES

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Senior Vice President
                                                      and Controller

                                        EQUITABLE HOLDINGS, LLC

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Authorized Signatory

                                        ACMC, INC.

                                        By:  /s/ Kevin R. Byrne
                                             -----------------------------------
                                             Name:    Kevin R. Byrne
                                             Title:   Senior Vice President and
                                                      Chief Financial Officer

                                        ECMC, LLC

                                        By:  /s/ Alvin H. Fenichel
                                             -----------------------------------
                                             Name:    Alvin H. Fenichel
                                             Title:   Authorized Signatory

                                                                      Exhibit 11

                                Power of Attorney

         AXA, a societe anonyme organized under the laws of the Republic of France, (the "Corporation"), hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Corporation and in the name, place and stead of the Corporation, in any and all capacities, to execute for and on behalf of the Corporation, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Corporation hereby grants to such attorneys-in-fact and agents of the Corporation full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Corporation might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Corporation or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Corporation, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Corporation.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   AXA

                                   By:  /s/ Gerard de la Martiniere
                                        ----------------------------------------
                                        Name:    Gerard de la Martiniere
                                        Title:   Senior Executive Vice President
                                                 and Chief Financial Officer

                                Power of Attorney


         Finaxa, a societe anonyme organized under the laws of the Republic of France, (the "Corporation"), hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Corporation and in the name, place and stead of the Corporation, in any and all capacities, to execute for and on behalf of the Corporation, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Corporation hereby grants to such attorneys-in-fact and agents of the Corporation full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Corporation might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Corporation or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Corporation, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Corporation.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   Finaxa

                                   By:  /s/ Gerard de la Martiniere
                                        ----------------------------------------
                                        Name:    Gerard de la Martiniere
                                        Title:   Directeur General

                                Power of Attorney


         AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of the Republic of France, (the "Corporation"), hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Corporation and in the name, place and stead of the Corporation, in any and all capacities, to execute for and on behalf of the Corporation, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Corporation hereby grants to such attorneys-in-fact and agents of the Corporation full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Corporation might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Corporation or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Corporation, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Corporation.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   AXA Assurances I.A.R.D. Mutuelle

                                   By:  /s/ Claude Tendil
                                        -----------------------------------
                                        Name:    Claude Tendil
                                        Title:   Directeur General

                                Power of Attorney


         AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of the Republic of France, (the "Corporation"), hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen
J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Corporation and in the name, place and stead of the Corporation, in any and all capacities, to execute for and on behalf of the Corporation, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Corporation hereby grants to such attorneys-in-fact and agents of the Corporation full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Corporation might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Corporation or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Corporation, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Corporation.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   AXA Assurances Vie Mutuelle

                                   By:  /s/ Claude Tendil
                                        -----------------------------------
                                        Name:    Claude Tendil
                                        Title:   Directeur General

                                Power of Attorney


         AXA Conseil Vie Assurance Mutuelle, a mutual insurance company organized under the laws of the Republic of France, (the "Corporation"), hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Corporation and in the name, place and stead of the Corporation, in any and all capacities, to execute for and on behalf of the Corporation, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Corporation hereby grants to such attorneys-in-fact and agents of the Corporation full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Corporation might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Corporation or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Corporation, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Corporation.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   AXA Conseil Vie Assurance Mutuelle

                                   By:  /s/ Claude Tendil
                                        -----------------------------------
                                        Name:    Claude Tendil
                                        Title:   Directeur General

                                Power of Attorney


         AXA Courtage Assurance Mutuelle, a mutual insurance company organized under the laws of the Republic of France, (the "Corporation"), hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Corporation and in the name, place and stead of the Corporation, in any and all capacities, to execute for and on behalf of the Corporation, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Corporation hereby grants to such attorneys-in-fact and agents of the Corporation full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Corporation might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Corporation or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Corporation, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Corporation.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   AXA Courtage Assurance Mutuelle

                                   By:  /s/ Claude Tendil
                                        -----------------------------------
                                        Name:    Claude Tendil
                                        Title:   Directeur General

                                Power of Attorney


         Claude Bebear, as a Voting Trustee (the "Trustee"), pursuant to a Voting Trust Agreement dated as of May 12, 1992, as amended January 22, 1997, by and among AXA, a societe anonyme organized under the laws of the Republic of France, and the Voting Trustees identified therein, hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen
J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Trustee and in the name, place and stead of the Trustee, in any and all capacities, to execute for and on behalf of the Trustee, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Trustee hereby grants to such attorneys-in-fact and agents of the Trustee full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Trustee might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Trustee or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Trustee, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Trustee.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   By:  /s/  Claude Bebear
                                        -----------------------------------
                                        Name:    Claude Bebear
                                        Title:   Voting Trustee

                                Power of Attorney


         Patrice Garnier, as a Voting Trustee (the "Trustee"), pursuant to a Voting Trust Agreement dated as of May 12, 1992, as amended January 22, 1997, by and among AXA, a societe anonyme organized under the laws of the Republic of France, and the Voting Trustees identified therein, hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen
J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Trustee and in the name, place and stead of the Trustee, in any and all capacities, to execute for and on behalf of the Trustee, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Trustee hereby grants to such attorneys-in-fact and agents of the Trustee full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Trustee might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Trustee or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Trustee, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Trustee.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   By:  /s/ Patrice Garnier
                                        ---------------------------------------
                                        Name:    Patrice Garnier
                                        Title:   Voting Trustee

                                Power of Attorney


         Henri de Clermont-Tonnerre, as a Voting Trustee (the "Trustee"), pursuant to a Voting Trust Agreement dated as of May 12, 1992, as amended January 22, 1997, by and among AXA, a societe anonyme organized under the laws of the Republic of France, and the Voting Trustees identified therein, hereby constitutes and appoints each of Richard V. Silver, Pauline Sherman, Alvin H. Fenichel and Allen J. Zabusky, acting singly, as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the Trustee and in the name, place and stead of the Trustee, in any and all capacities, to execute for and on behalf of the Trustee, all Schedules 13D and 13G and Forms 3, Forms 4 and Forms 5 as required by the Securities Exchange Act of 1934, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges (individually, each a "Filing") relating to limited partnership units of Alliance Capital Management Holding L.P. and Alliance Capital Management L.P., both Delaware limited partnerships. The Trustee hereby grants to such attorneys-in-fact and agents of the Trustee full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the Trustee might or could, and hereby ratifies and confirms all that said attorneys-in-fact and agents of the Trustee or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The undersigned acknowledges that the foregoing attorneys-in-fact and agents of the Trustee, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) and Section 16 of the Securities Exchange Act of 1934.

         The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact and agents of the Trustee.

         IN WITNESS WHEREOF, the undersigned has hereunto subscribed this Power of Attorney this 30th day of June, 2000.


                                   By:  /s/ Henri de Clermont-Tonnerre
                                        ------------------------------------
                                        Name:    Henri de Clermont-Tonnerre
                                        Title:   Voting Trustee